Exhibit 99.1

For immediate release Chennai, India

EARNING CALLS DETAILS

Event time: Monday, April 21, 2025 - 8:30 AM Eastern Time

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On the call: Mr. Raju Vegesna, Chairman of the Board and Mr. M P Vijay Kumar, Executive Director & Group CFO

Live webcast: https://www.webcaster4.com/Webcast/Page/2184/52330

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Sify reports Consolidated Financial Results for FY 2024-25

Revenues of INR 39886 Million. EBITDA of INR 7562 Million.

Loss for the Year was INR 785 Million.

HIGHLIGHTS

•	Revenue for the year was INR 39886 Million, an increase of 12% over last year.
•	EBITDA was INR 7562 Million, an increase of 12% over last year.
•	Loss before tax was INR 286 Million. Loss after tax was INR 785 Million.
•	CAPEX for the year was INR 12745 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India’s emergence as a global growth hub is no longer a forecast. It is a present-day reality. India is set to become the third-largest economy by 2030-31 with projected annual growth of 6.7%, according to S&P Global.

This growth is underpinned by liberal economic reforms, a vibrant startup ecosystem, and a demographic dividend. With over 1.2 billion mobile phone users and the second-largest internet user base globally, India is now a important test-bed for emerging technologies such as AI, 5G, and cloud computing.

Government initiatives like ‘Digital India’ and ‘Startup India’ have further accelerated tech innovation, with India now home to over 100 unicorns. For global enterprises, the convergence of policy support, digital infrastructure, and deep talent positions India as a growth opportunity that is both immediate and immense.”.

Mr. M P Vijay Kumar, ED & Group CFO, said, “We remain committed to cost efficiency and fiscal discipline, aligning our financial strategies with long-term value creation across all our businesses. While we plan essential investments for future readiness, our current results face multiple headwinds of depreciation, interest expenses, and rising manpower costs. Our approach remains to invest to build resilience, enhance operational agility, and capture emerging opportunities.  The income tax expense includes tax, both current and deferred tax, of Rs.539 Million on profit of its data center subsidiary.

The cash balance at the end of the year was INR 6836 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the year was Data Center services 38%, Digital services 21% and Network services 41%.
•	As of March 31, 2025, Sify provides services via 1137 fiber nodes across the country, a 10% increase over last year.
•	As of March 31, 2025, Sify has deployed 1870 contracted SDWAN service points across the country.

CUSTOMER ENGAGEMENTS

Among the largest new contracts for the year were the following:

Data Center Services

•	One of India’s earliest Security SaaS companies migrated from a competitor’ data center to Sify Data Center.
•	One of the largest private banks in India nearly doubled their capacity for DR.
•	One of the largest Public Sector lenders in India has signed up for significant capacity in our latest hyperscale data center campus in the west.

Digital services

•

One of the largest private networks, the largest English media publishing group, an upcoming IT major and an MNC into heavy engineering signed up to migrate from their on-premise data center to multiple Cloud platforms.

•	The largest housing lender, the largest NBFC, a joint venture steel making major and private capital advisor signed up for Greenfield cloud implementation.
•

A subsidiary of an automobile major, a heavy engineering group, the largest MNC in India and a performance materials and specialty chemicals manufacturer signed up for services like DRaaS, PaaS and IaaS.

•	The largest insurance player and the National insurance regulator signed up for Private Cloud commissioning at their data center.
•	Multiple banks, a MNC in steel manufacturing, an NBFC and a retail major signed up for Managed services.
•	Three of the largest banks and a paint manufacturing major were the largest signups for Security services, including building their Security Operations Center.

Network Services

•	A Public Sector insurance major signed up for a full suite of Network connectivity services including SD-WAN services across 3500 locations.
•	A major ITeS player signed up for security services for their entire rooster of clients.
•	An upcoming regional player and a ITeS MNC signed up for Managed services for their clients in western and eastern India.
•	A co-operative bank signed a multi-year deal for on-site NOC support services.
•	The largest Indian clearing house for foreign currency settlement signed up for two different services in two regions.
•	One of the largest vendors operating the ID authentication for India’s airport regulatory authority signed up for SD-WAN at multiple airports.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS (in INR Millions)

Description	Quarter ended March 2025	Quarter ended March 2024 (restated)	Year ended March 2025	Year ended March 2024 (restated)

Revenue	9,699	9,637	39,886	35,634
Cost of Sales	(5,869)	(6,108)	(24,917)	(22,378)
Gross Profit	3,830	3,529	14,969	13,256
Other Operating Income	76	183	363	378
Selling, General and Administrative Expenses	(1,977)	(1,700)	(7,442)	(6,462)
Depreciation and Amortisation expense	(1,558)	(1,259)	(5,633)	(4,773)
Operating Profit	371	753	2,257	2,399
Investment Income	76	25	188	156
Profit before financing and income taxes	447	778	2,445	2,555
Finance income	-	-	13	-
Interest expenses on borrowings and lease liabilities	(762)	(590)	(2,742)	(2,202)
Interest expenses on pension liabilities	-	(1)	(2)	(2)
Profit/(Loss) before income taxes	(315)	187	(286)	351

Income Tax Expense	(263)	(98)	(499)	(183)

Profit/(Loss) for the period	(578)	89	(785)	168

Profit attributable to:
Reconciliation with Non-GAAP measure

Profit/(Loss) for the period	(578)	89	(785)	168
Add:
Depreciation and Amortisation expense	1,558	1,259	5,633	4,773
Net Finance Expenses	630	497	2,294	1,816
Current Tax	189	158	699	515
Deferred Tax	74	-	-	-
Less:
Deferred Tax	-	(60)	(200)	(332)
Other Income (including exchange gain/loss)	28	(118)	(79)	(184)

EBITDA	1,901	1,825	7,562	6,756

Management-defined Performance Measures (MPMs)

Sify uses Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) as the management-defined performance measure in its public communications. This measure is not specified by IFRS Accounting Standards and therefore might not be comparable to apparently similar measures used by other entities.

Management believes adjusting operating profit for these items provides comprehensive information of the company’s operating performance.

Reconciliation with Management-defined Performance Measures:

(In INR millions)

		Quarter ended		Year ended
	Quarter ended	March 2024	Year ended	March 2024
Description	March 2025	(restated)	March 2025	(restated)
Operating Profit	371	753	2,257	2,399
Add:
Depreciation and Amortisation expense	1,558	1,259	5,633	4,773
Less:
Interest expenses on pension liabilities	-	(1)	(2)	(2)
Other Income (including exchange gain/loss)	(28)	(186)	(326)	(414)
EBITDA	1,901	1,825	7,562	6,756

Segment Reporting:

(In INR millions)

	2024-25				2023-24 (restated)
Particulars	Network Services (A)	Data center Services (B)	Digital Services (C)	Total (D=A+B+C)	Network Services (A)	Data center Services (B)	Digital Services (C)	Total (D=A+B+C)
Revenue
External customers Revenue	15,781	14,196	9,909	39,886	14,661	11,054	9,919	35,634
Intersegment Revenue	-	88	222	310	-	88	222	310
Operating expenses	(13,920)	(7,769)	(10,612)	(32,301)	(12,319)	(6,425)	(10,105)	(28,849)
Intersegment expenses	(252)	-	(58)	(310)	(252)		(58)	(310)
Segment Result	1,609	6,515	(539)	7,585	2,090	4,717	(22)	6,785

Unallocated Expense (Support Service Unit Costs)				(58)				8
Depreciation & Amortisation				(5,633)				(4,773)
Other income / (expense), net				551				535
Finance Income				13				-
Finance Expense				(2,744)				(2,204)
Profit / (loss) before tax				(286)				351
Income taxes (expense)/ benefit				(499)				(183)
Profit / (loss) for the year				(785)				168

Equity and Debt:

(In INR millions)

	31.03.2025	31.03.2024
EQUITY	16,725	15,349
BORROWINGS
Long term	28,237	23,350
Short term	7,304	7,152
Less: Cash Balance	6,836	5,835
Net Debt	28,705	24,667

About Sify Technologies

A multiple times award winner of the Golden Peacock from the Institute of Directors for Corporate Governance, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore. Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F/A for the year ended March 31, 2024, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com